333 W. Wacker Drive, Suite 2300
Chicago, IL 60606

December 17, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:     Jones Lang LaSalle Income Property Trust, Inc.
Registration Statement on Form S-11
File No. 333-256823
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:00 p.m., on December 21, 2021, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please contact Jason Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7986.

Sincerely,

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

By:	/s/ Gordon G. Repp
Name:	Gordon G. Repp
Title:	General Counsel and Secretary

cc:    Ms. Rosemarie A. Thurston, Alston & Bird LLP
Mr. Jason W. Goode, Alston & Bird LLP